SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G
                               (Rule 13d-102)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO 13d-2(b)

                   (Amendment No. 1 -- Final Amendment)*


                          AMB PROPERTY CORPORATION
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                              (Name of Issuer)

                   Common Stock, $.01 par value per share
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                       (Title of Class of Securities)

                                00163T 10 9
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                               (CUSIP Number)

                                June 30,1999
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          (Date of Event Which Requires Filing of This Statement)






Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |X|      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                                 Page 1 of 6 pages

             CUSIP No. 00163T 10 9            13G       Page 2 of 6 Pages
-------------------------------------------          ----------------------



1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                  AMERITECH PENSION TRUST
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]
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3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      MASSACHUSETTS
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                                   5    SOLE VOTING POWER
          NUMBER OF
           SHARES                             4,260,435 Shares
        BENEFICIALLY
           OWNED BY            ------------------------------------------------
             EACH
          REPORTING                6    SHARED VOTING POWER
            PERSON
             WITH                             -0- Shares
                               ------------------------------------------------

                                   7   SOLE DISPOSITIVE POWER

                                              4,260,435 Shares
                               ------------------------------------------------
                                   8       SHARED DISPOSITIVE POWER

                                                -0- Shares

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     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,260,435 Shares
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    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                       [ ]

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    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      4.9%
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    12       TYPE OF REPORTING PERSON*

                                        EP
-------------------------------------------------------------------------------


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                             Page 2 of 6 pages

Item 1(a).        Name of Issuer:

                  AMB PROPERTY CORPORATION

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  505 Montgomery Street, San Francisco, California   94111

Item 2(a).        Name of Person Filing:

                  AMERITECH PENSION TRUST (the "Trust")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  c/o Ameritech Corporation, Attention: Director - Investment Administration and Operation, 225 West Randolph Street, HQ13A,
                  Chicago, Illinois   60606

Item 2(c).        Citizenship:

                  Massachusetts

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share ("Shares")

Item 2(e).        CUSIP Number:

                  00163T  10  9

Item 3.  If This Statement is Filed Pursuant to Rules 13d-1(b) or
         13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)[]     Broker or dealer registered under Section 15 of the Exchange
                   Act;

         (b)[]     Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)[] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

         (d)[] Investment company registered under Section 8 of the Investment Company Act;

         (e)[]     An investment adviser in accordance with Rule 13d-1(b)(1)
                   (ii)(E);

         (f)|X| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)[] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

         (h)[] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;




                             Page 3 of 6 pages

         (i)[] A church plan that is excluded from the definition of investment company under Section 3(c)(14) of the Investment Company Act;

         (j)[]    Group, in accordance with Rule 13d-1(b)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ ]

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount Beneficially Owned:

                  The Trust beneficially owns 4,206,435 Shares.

         (b)      Percent of Class:

                  Approximately 4.9%.

         (c) Number of shares as to which such person has:

             (i)      Sole power to vote or to direct the vote:

                      The Trust has the sole power to vote or direct the vote of 4,206,435 Shares.

                      The Trust is a pension trust sponsored by Ameritech Corporation, a Delaware corporation ("Ameritech"), and is comprised of various pension plans which were formed to provide retirement and other benefits for certain employees and retirees (including their respective beneficiaries) of Ameritech, its subsidiaries and certain predecessors.

                       Voting and investment decisions with respect to the Shares are currently made by Ameritech's Asset Management Committee, which has delegated certain of its voting, investment and divestment power over the Shares to the Chief Investment Officer of Ameritech, or its delegate, acting alone or in conjunction with a committee comprised of the Director of Real Estate, the Manager(s) of Real Estate, the Analyst of Real Estate (if any) and a non real estate Director of the Investment Management Department of Ameritech.

                  (ii) Shared power to vote or to direct the vote:

                       None.

                  (iii) Sole power to dispose or to direct the disposition
                        of:

                        The Trust has the sole power to dispose or to direct the disposition of 4,206,435 Shares.

                        See also Item 4(c)(i) above.



                             Page 4 of 6 pages

                  (iv) Shared power to dispose or to direct the disposition
                       of:

                       None.

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. |X|

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of a Group.

                  Not applicable.



                             Page 5 of 6 pages

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: July 9, 1999


                     AMERITECH PENSION TRUST

                     By:      State Street Bank and Trust Company, as Trustee





                     By:  /s/  David Switzer
                         ----------------------
                     Name:  David Switzer
                     Title:  Vice President






                             Page 6 of 6 pages